UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)


VITACOST.COM, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92847A200
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)
_________
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






_________________________
CUSIP No	92847A200
1.	NAME OF REPORTING PERSONS
	CONSAC, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)
  	  	(a)  [_]
  	  	(b)  [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
  	New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH
5.	SOLE VOTING POWER
  	2,600,000
6.	SHARED VOTING POWER
  	0
7.	SOLE DISPOSITIVE POWER
  	2,600,000
8.	SHARED DISPOSITIVE POWER
  	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
  	2,600,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)	  [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
  	7.8%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO
________________________________________
CUSIP No	92847A200

Item 1.	(a).Name of Issuer:
  	  VITACOST.COM, INC.
  	(b).Address of issuer's principal executive offices:
  	5400 Broken Sound Blvd. NW
      	Suite 500
      	Boca Raton, Florida  33487-3521

Item 2.	(a) Name of person filing:
      	CONSAC, LLC

 	(b) Principal business address:
      	525 Chalette Dr
      	Beverly Hills, CA 90201

      	(c) Citizenship:
      	NEW YORK

  	(d) Title of class of securities:
  	Common Stock

  	(e)CUSIP No.
      	92847A200

Item 3.	 If This Statement is filed pursuant to
Sections.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

  	(a)	[_]	Broker or dealer registered under section 15 of the
Act (15 U.S.C. 78o);
  	(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c);
  	(c)	[_]	Insurance company as defined in section 3(a)(19) of
the Act (15 U.S.C. 78c);
  	(d)	[_]	Investment company registered under section 8 of
the Investment Company Act of 1940 (15 U.S.C. 80a-8);
    	(e)	[  ]	An investment adviser in accordance with ?
240.13d-1(b)(1)(ii)(E);
  	(f)	[_]	An employee benefit plan or endowment fund in
accordance with ? 240.13d-1(b)(1)(ii)(F);
  	(g)	[_]	A parent holding company or control person in
accordance with ?240.13d-1(b)(1)(ii)(G);
  	(h)	[_]	A savings association as defined in Section 3(b) of
the Federal Deposit Insurance Act (12 U.S.C.1813);
  	(i)	[_]	A church plan that is excluded from the definition
of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);
  	(j)	[_]	A non-U.S. institution in accordance with ?240.13d-
1(b)(1)(ii)(J);
  	(k)	[_]	Group, in accordance with ?240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with ?240.13d-1(b)(1)(ii)(J), please specify the type of institution:



Item 4.	Ownership.

  	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	2,600,000
(b)	Percent of class:7.8%
(c)	Number of shares as to which the person has:
	(i)Sole power to vote or to direct the vote:	2,600,000
	(ii)Shared power to vote or to direct the vote: 0
	(iii)Sole power to dispose or to direct the disposition of: 2,600, 000
	(iv)Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

  	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.
  	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
	Not Applicable

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
  	If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
  	Not Applicable

  Item 8.	Identification and Classification of Members of the
Group.
  	If a group has filed this schedule pursuant to ?240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.
  	Not Applicable

Item 9.	Notice of Dissolution of Group.
  	Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
  	Not Applicable

Item 10.	Certification.

  	  	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
________________________________________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2013

/S/Ryan Drexler, President
Signature

Ryan Drexler, President
Name/Title

*The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C.1001).